UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

URS Corporation

(Exact name of registrant as specified in its charter)

1-7567

(Commission File No.)

Delaware	94-1381538
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

600 Montgomery Street, 26th Floor

San Francisco, California 94111-2728

(Address of principal executive offices and zip code)

Reed N. Brimhall

(415) 774-2700

(Name and Telephone Number, Including Area Code, of the Person to Contact in Connection with this Report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD is filed by URS Corporation pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2013 to December 31, 2013. URS is a leading international provider of engineering, construction and technical services. URS offers a broad range of program management, planning, design, engineering, construction and construction management, operations and maintenance, and decommissioning and closure services to public agencies and private sector clients around the world. Because URS is a professional services company, a small percentage of its revenues are attributable to the manufacture of any products. URS evaluated all of its business lines to determine if there were any products it manufactured or contracted to manufacture in 2013 that contained one or more “Conflict Minerals” (defined as gold, columbite-tantalite (coltan), cassiterite wolframite, including their derivatives, tin, tungsten, and tantalum) that were necessary to the functionality or production of those products. URS identified certain products requiring further investigation and determined that Conflict Minerals were necessary to the functionality or production of those products. As a result, URS conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any of the Conflict Minerals contained in URS’s products originated in the Democratic Republic of the Congo or any adjoining country or were from recycled or scrap sources. Because, based on its RCOI, the Company could not determine the countries of origin of all Conflict Minerals in its supply chain, the Company performed due diligence on the source and chain of custody of the Conflict Minerals, as reflected in the Conflict Minerals Report that URS is filing as Exhibit 1.02 to this Form SD.

A copy of the Conflict Minerals Report is publicly available at: www.urs.com.

Item 1.02 Exhibit

A copy of URS’s Conflict Minerals Report is filed as Exhibit 1.02 to this Form SD.

Section 2 Exhibits

The following exhibit is filed as part of this Report:

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

URS CORPORATION

By:	/s/ Reed N. Brimhall
Reed N. Brimhall Vice President and Chief Accounting Officer

Dated: June 2, 2014